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Los Angeles SuperStars

Professional Summer Basketball Team

Small OPO · Los Angeles, CA · Sports
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share

IMAGINE OWNING

a piece of a pro sports team with
players straight from the NBA

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SUPERSTARS
OWN a piece of a Los Angeles Pro Sports Team!
www.ownLASuperstars.com

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OWNER

The SuperStars are LA's professional summer basketball team with players straight from the NBA.

The SuperStars play in the nationwide Champions Basketball League, a competitive professional summer 5-on-5 basketball league.

Your SuperStars will play seven home games and seven away games between July and August in Los Angeles nationwide and then play in an epic, single-elimination, college style Million Dollar Winner-Take-All Championship tournament in September that will captivate the sports world.

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The SuperStars offer fans unprecedented access to players fans know and love straight from the NBA.

Get inside the game,
become an owner of the SuperStars today.

5-on-5 PRO SUMMER HOOPS


CHAMPIONS
BASKETBALL
LEAGUE
Pro Summer Ball. GameOn

Champions Basketball League is fiercely competitive 5-on-5 play that is all about the fans. Every player played in the NBA! You already know and love these players!

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With us, you'll be watching hundreds of your favorite recent NBA players battle it out nationwide in July, August with an epic Championship in September. Affordable tickets priced at just $25 (average) that include a meet & greet and a pregame youth shootaround with the players.

In the off season, we host year-round charity events, camps and community-based programs.

An Investment you can enjoy owning
Own a piece of the fun today

Nationwide this Summer

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WA
MT
ND
ME
OR
ID
SD
WI
NY
WY
IA
NE
IN
NV
UT
CO
KS
MO
KY
VA
CA
NC
TN
OK
AR
AZ
NM
MS
AL
LA
FL

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STAR POWER

The League Is Also Filled with Celebrities - Fan Favorites for Sure


snoop dogg
Celebrity Commissioner & Owner
SUPERSTARS
CHAMPIONS
BASKETBALL
LEAGUE

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Champions Basketball League & Global Superstar Snoop Dogg to Revolutionize Basketball for Fans This Summer

Champions Basketball League, a has named legendary entertainer Snoop Dogg as its Celebrity Commissioner and an Owner. The position for the globally recognized music artist, actor, and entertainment icon is to expand the visibility and fan interest of the league. Also, to bring his diverse set of celebrity business relationships to the company.

Each team has a celebrity owner that is a Champion of the city and community, here's a sampling:

A Message from
The Commish


CHAMPIONS
BASKETBALL
Snoop Dogg
Champions Celebrity Commissioner

Celebrity Commissioner & LA Owner

NEW YORK LOVES
ICE T


RELAAX

New York Team Owner

More Announcements Coming



Celebrity Team Owners

SPORTS TEAMS VALUES ARE GROWING

2014 CLIPPERS
SOLD FOR $2B

2012 KINGS
SOLD FOR $534M

2014 BUCKS
SOLD FOR $550M

2012 GRIZLLIES
SOLD FOR $337M

**Stats above from NBCnews.com*

BECOME A SUPERFAN OWNER

Own A Piece of A Los Angeles Pro Sports Team Today

INVESTMENT: $7 per share | **VALUATION:** $47.95M |**PERKS**: All Perk packages build on the previous package

All Super Fan Owners Receive an Official SuperStar Owners Certificate & Access to Owners Only Conference Calls **PLUS**

DRAFT PICK package

Invest over $175 (25+ shares) receive these great Perks:

- Enter all games using the Owners-Only Door
- Owners premium seating section
- Free SuperStars SuperFan Owners App
- 2 Tickets to a 2017 game (can be resold on StubHub*)
- One SuperStars T-shirt with Owners designation

ALL ROOKIE TEAM package

Invest over $500 (72+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- Attend LA SuperStar practices (only Owners can atte
- 4 Tickets to a 2017 game (can be resold on StubHub*)
- Receive 4 Owners T-shirts

ROOKIE OF THE YEAR package

Invest over $1,000 (143+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- 2 Official SuperStar jerseys with Owners Designation
- Invitation for 2 to a SuperStars Owners Party. This VIP party will include the Team and the Front Office
- 2 tickets to every SuperStars 2017 home game (can be resold on StubHub*)

All STAR package

Invest over $5,000 (715+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- 2 more invites (total of 4) to SuperStars Owners Party
- Team autographed ball - handed to you at center court at a SuperStars game
- 4 tickets to every 2017 home game (can be resold on StubHub*)

SEASON MVP package

Invest over $10,000 (1429+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- You and your guest join one Players Dinner the night before a 2017 game and are the guests of honor seated with the team on the bench during the game the following day
- Receive a photo with the team to be shared on the team and the Leagues' social media
- You and a guest travel with the team to an away game

GET IN THE GAME package

Invest over $25,000 (3572+ shares) receive these great Perks:

- Receive all previous level perks **PLUS+**
- Honorary Assistant SuperStars coach at a game
- Receive an official coaching shirt and game worn SuperStars jersey
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams' official hotel
- And bragging rights, come on... this one is really cool!

* Tickets are actual tickets and can be sold on StubHub once issued.

READY TO HIT THE HARDWOOD

MEET YOUR FRONT OFFICE

HONORARY PRESIDENT	HONORARY GENERAL MANAGER	HONORARY COACH



BYRON SCOTT

From being one of the marquee NBA players throughout the 80's to an award winning NBA coach, Bryon Scott has spent 26 years in the league including 3 NBA Lakers Championships (1985, 1987, 1988) and being named NBA Coach of the Year. Not to mention a native of Englewood, CA.



GARY PAYTON

Gary Payton is widely considered one of the best point guards of all time. The native of Oakland is a 9-time NBA All Star and an NBA Champions. Nicknamed, "The Glove" for his excellent defensive ability, he was named NBA Defensive Player of the Year. Payton has two Olympic Gold Medals for Basketball.



MITCH RICHMOND

Mitch Richmond ran the floor as a member of the Golden State Warriors and Sacramento Kings where he wa 6-time NBA All-Star, 5-time All NBA and named Rookie of the Year in 1998 and named to the Hall of Fame in 2014. Richmond was assistant coach for the St. John's Red Storm.

MEET YOUR SUPERSTARS

Your Team's Got Game This Summer


COREY
MAGGETTE

Corey Maggette


MIKE BIBBY

Mike Bibby


Al Thornton

Al Thornton


CARLOS
BOOZER

Carlos Boozer


DANIEL
'BOOBIE'
GIBSON

Daniel 'Boobie' Gibson


JOSH
CHILDRESS

Josh Childress


BRIAN COOK

Brian Cook

Even More to Be Released

SuperStars Will Be Looking Great While Playing Great - Thanks To adidas


LOS ANGELES SUPERSTARS
AWAY UNIFORM
HOME UNIFORM
SUPERSTARS
OWNER
23
P 192C
Sun
Ice Grey
Black
CHAMPIONS BASKETBALL LEAGUE
Power Red
Coll Royal
Lt Onix
adidas
05.11.17

UNPRECEDENTED FAN ACCESS


SUPERSTARS
LOS ANGELES
OWNERS CAN ATTEND TEAM PRACTICES

MEDIA DARLINGS

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YAHOO!
bleacher report
CBS SPORTS
USA TODAY
INSIDE HOOPS
COLLEGE BASKETBALL PREVIEW
THE POINT GUARD ISSUE
ESPN
TIGER: Truth or Consequences
Sports Illustrated
DUKE 30
NCAA CHAMPIONS
BACK
Summer Kicks Jump Players of 2010 Derrick Rose Poster
LAKERS CHIP AGAIN
NBA PREVIEW

With Games Broadcast On ESPN

SPORTS AT THE SERVICE OF COMMUNITY

Community is at the heart of the Los Angeles SuperStars and the Champions Basketball League. Our teams will help bring sports and the community together.



What is extra special about the Champions League is that every single player to be a part of the League has committed to serving their community. The communities where they grew up, played in college and played professionally. They'll feel great and you'll feel great for helping make it possible. These memories will travel on and off the court.

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Leadership from the SuperStars and other Champions League teams will empower community youth and their parents, teaching about nutrition and well-being, good sportsmanship, and the importance of a healthy lifestyle.

The SuperStars will host camps, clinics and school programs across the Los Angeles public school system year-round. So when fans become owners, their participation supports a greater good.

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REVOLUTIONARY FAN EXPERIENCE

From SuperStars Board of Directors


23
GIBSON
1

Like many of you, I wanted to be a team owner. Be part of something great. Entertain and have fun and be a hero for my community. This is that opportunity.

The SuperStars, the league's Los Angeles team, is composed entirely of former NBA players, including All-Stars and a Championship front office.

The team is part of the Champions League, playing games during NBA off-season, taking over the summer. ESPN is our broadcast partner.

The SuperStars are also part of our mission to connect with local schools across the country. Since early 2016 we have worked with school districts in New York and will roll this out in LA next, and we will change lives of kids for the better, on a regular basis. See the video above for more on this great, great mission using fantastic players who the kids love!

You can be an owner. Being a fan is great, but the special privileges of ownership are now available to you. I invite you to join us with the SuperStars and help us build a great basketball team, have a ton of fun and improve our communities together.


NIKE.COM/NYC

JOIN THE SPORT REVOLUTION

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Become An Owner Today

Affordable Tickets

Our tickets start at $17.50 - $45 - offering fans an affordable pro ball sports experience

Free Kids Shoot Around Before Every Game

Before every game, fans under the age of 13 can participate in a free pre-game shoot around with the athletes. Get tips, have fun and lots if high five with YOUR team

DJ's, Contests, Free Stuff

Every game features a live DJ with great family friendly music, contests on court to win things. Games will feature cheerleaders, live music and so much more

Owners Can Attend Team Practices

All SuperFan Owners that invest $500 or more can attend team practices before the games

Post Game Autographs

Post game, athletes stay on the floor for autographs, and did we mention selfies? There are always a lot of selfies. This is also included in the price of the game ticket

Owners Only Conference Calls

SuperFan Owners are invited to a participate in Owners Only Conference Calls with the front office, players and mgmt





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June 2014

Birth

Champions Basketball League Founded

January 2016

ESPN

ESPN Broadcast Rights contract signed.

August 2016



East Coast Camp

3 Day East Coast Player Camp at Barclays Center

September 2016



West Coast Camp & Game

2 Day West Coast Player Camp at Asics Headquarters and Game vs South Korea Pro Team

November 2016



1st Official Game

First full game 5-on-5 all Champions Players.

December 2016



Scoggins Hired

West Coat and LA Team Lead Hired

January 2017

Team Incorporated

LA SuperStars Incorporated

January 2017


snoop dogg

Snoop Dogg Joins

Snoop Dogg Named Celebrity Commissioner & LA Team Owner

April 2017



Adidas Joins

Adidas designs all teams uniforms

June 2017

Training Camp (Scheduled)

Players plan to participate in League Training Camps

July 2017

Season Starts

Season is set to kick off in New York - Gotham Ballers vs. Los Angeles SuperStars

September 2017

Championship

League Championship is scheduled in Las Vegas all for all teams

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In the Press

billboard NEW YORK POST SLAM

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Meet the Founder



Mark Scoggins

Chairman & CEO

Mark has 20+ years with the Los Angeles Lakers and Magic Johnson organizations in senior positions and is the perfect bridge between the game of basketball and the business of basketball. In this role as LA SuperStars Chairman and CEO since inception, Mark Scoggin's primary responsibility is building the company. Prior to joining the company Mark was a President of Scoggins Consulting Group a sports marketing advisory firm (5/2015 - 11/2016). Prior to that Mark served as a business development VP for the LA Marathom from (8/2014 until 3/2015). Prior to that Mark was with the NBA Retired Players Association as its Chief Revenue Officer from 4/2012 to 3/2015) . Prior to that Mark was President of Magic Johnson Enterprises for 6 years and has over 20 years with the Los Angeles Lakers and its related company's ending as EVP. Mark is a great asset to be leading the company's including team ownership groups, sponsorship opportunities, basketball operations, entertainment and will also be a strong resource for player development.

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Offering Summary

Maximum 152,857 shares of common stock ($1,069,999)

Minimum 7,142 shares of common stock ($49,994)

Company	Los Angeles SuperStars, Inc
Corporate Address	1055 West 7th Street, 33rd Floor, Los Angeles, CA 90017
Description of Business	Pro Basketball Team
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$7
Minimum Investment Amount (per investor)	$175

Perks

All Owners receive an Owners Certificate and access to Owners only conference calls plus:

<u>Draft Pick Package</u>

Invest over $175 (25+ shares) and receive these Perks:

- Enter all games using the Owners-Only Door
- Owners premium seating section
- Free LA Superstars SuperFan Owners App
- 2 Tickets to a 2017 game (can be resold on StubHub*)
- One SuperStars T-shirt with Owners designation

<u>All Rookie Package</u>

Invest over $500 (72+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- Attend LA SuperStar practices (only Owners can attend)
- 4 Tickets to a 2017 game (can be resold on StubHub*)
- Receive 4 Owners T-shirts

<u>Rookie of the Year Package</u>

Invest over $1,000 (143+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- 2 Official SuperStar jerseys with Owners Designation
- Invitation for 2 to a SuperStars Owners Party. This VIP party will include the Team and the Front Office.
- 2 tickets to every SuperStars 2017 home game (can be resold on StubHub*)

<u>Rookie of the Year Package</u>

Invest over $5,000 (715+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- 2 more invites (total of 4) to SuperStars Owners Party.
- Team autographed ball - handed to you at center court at a SuperStars game
- 4 tickets to every 2017 home game (can be resold on StubHub*)

<u>Season MVP Package</u>

Invest over $10,000 (1429+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- You and your guest join one Players Dinner the night before a 2017 game and are the guests of honor seated with the team on the bench during the game the following day
- Receive a photo with the team to be shared on the team and the Leagues' social media
- You and a guest travel with the team to an away game

- Season MVP Package
- Invest over $10,000 (1429+ shares) and receive these Perks:

<u>Get In The Game Package</u>

Invest over $25,000 (3572+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**

- Honorary Assistant LA Superstars coach at a game
- Receive an official coaching shirt and game worn SuperStars jersey
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams' official hotel
- And bragging rights, come on... this one is really cool!

Irregular Use of Proceeds

The Company has no irregular use of proceeds to report but does expect to have travel and entertainment expense during the launch and operations of its business that are line with a business of its type and size. Company has no debt to it any of its officer's employees.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

Follow Los Angeles SuperStars to get notified of future updates!

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